Obtaining Control of Credit Suisse Institutional
Money Market Government  Portfolio Class A

As of June 30, 2008, Commonwealth of Kentucky ("Shareholder") owned less than 25 % of the Fund. As of Dec 31, 2008, Shareholder owned 140,000,000 shares of the Fund, which represented 27.64 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.